Exhibit 99.1

 Lentuo International Announces Transfer of Chief Financial Officer to Leadership Role in Strategic Project with Itochu Corporation

BEIJING, May 17, 2013 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”) today announced that its Chief Financial Officer, Jianping Chen, has been assigned to a leadership role in Lentuo’s ongoing joint venture project with Itochu Corporation. She will play a major, multi-functional role in the establishment of the joint venture and the launch of its operations, and will assume a senior executive role at the joint venture after it is established. The project is currently in the final stages of government approval. As a result of her new position, Ms. Chen has resigned from her current position of Chief Financial Officer effective May 17, 2013.

“Ms. Chen is uniquely qualified to lead this highly strategic project for Lentuo by virtue of her international experience, outstanding ability to bridge cultures, and the critical role she has played so far in building this partnership with Itochu Corporation, a Global Fortune 500 company with an established track record in high-end car dealerships in Asia. With her active involvement, Lentuo’s management team identified Itochu Corporation as the most valuable partner for the Company and she negotiated the major terms and conditions of the deal, and led our team working on the structural aspects of the partnership. As we embark on our first international cooperation project, I am confident that she will continue to bring substantial value to Lentuo and its shareholders.” said Mr. Hetong Guo, Chairman of Lentuo.

“This joint venture will be a major growth driver for Lentuo as we expand further into the high-end car market in China. While we have acquired some expertise on our own through our Audi dealership, Itochu brings us decades of expertise and financial power that will allow us to move ahead confidently and at a substantially faster pace. I am confident that with the help of Ms. Chen and the rest of our management team, together with the support of Itochu’s management, Lentuo will succeed in its aspirations to move up-market.

“Ms. Jiangyu Luo, Lentuo’s financial controller, will serve as Acting Chief Financial Officer effective May 17, 2013, until the appointment of a new CFO is finalized. I am confident that with the support and advice of Ms. Chen, Ms. Luo and the other members of our finance team will ensure a smooth transition ahead of the appointment of a new CFO.”

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, ten automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo

Acting CFO

Lentuo International Inc. Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com